FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Communication of Material Fact, dated October 25, 2006, regarding Antena 3 transaction.

2	Notification, dated October 25, 2006, regarding presentation of 3rd quarter results

Item 1

MATERIAL FACT

     Antena 3 de Televisión, S.A. (“A3TV”) has announced a transaction by which it would acquire, through the mechanisms described in its Material Fact number 71869, a 10% holding in such company presently held directly or indirectly by Grupo Santander (“Santander”).

     The implementation of the aforementioned transaction in the terms described in the Material Fact published by A3TV, and pending approval by its General Meeting of Shareholders, would generate a capital gain of approximately €296 million for Santander.

Boadilla del Monte (Madrid), 25th October 2006

Item 2

OTHER NOTIFICATIONS

Banco Santander hereby advises that the presentation of the Grupo Santander 2006 3rd Quarter Results will take place tomorrow, Thursday 26th October 2006. For this purpose, a webcast presentation to analysts will be held at 10:00 hours (Madrid time), followed by a meeting with journalists at 12:00 hours.

Both events will take place at the Grupo Santander City in Boadilla del Monte (Madrid). The presentation to analysts can be followed by anyone interested via the Internet on the corporate website www.santander.com.

The documentation to be provided during the meetings will be made public before the meetings commence via notification to the CNMV and will be published on the aforementioned website.

Boadilla del Monte (Madrid), 25th October 2006

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: October 26, 2006	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President